

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2013

Via E-Mail
Pierre Quilliam
Chief Executive Officer
Goldland Holdings Co.
1001 3rd Ave., W.
Bradenton, Florida 34205

> **Re:** **Goldland Holdings Co.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed October 2, 2013**
> **File No. 000-53505**

Dear Mr. Quilliam:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that the information required by Item 14 of Schedule 14A is required in your information statement with respect to your acquisition of (1) the casino assets owned by Universal Entertainment SAS, Ltd., (2) all contracts, agreements and purchase orders pertaining to the assets, and (3) all documents relating to the assets. See Item 14(a)(3) of Schedule 14A. Please note that Item 1 of Schedule 14C requires that information from Schedule 14A, including Note A, be provided if applicable. Since you are filing the information statement to provide notice for the amendments to your certificate of incorporation and it appears that the purpose of the amendments is to satisfy conditions to the transaction with Universal Entertainment SAS, Ltd., under Note A to Schedule 14A the information in Item 14 is required, including Item 14(b)(11) pro forma financial

information. Please revise to include the disclosure required by Item 14 or tell us why you have not provided this information.

Acquisition and Lease of Casino Equipment, page 4

2. Please disclose that you plan to pay the seller $3,490,107 by issuing the 17,450,535 shares at $0.20 per share after giving effect to the one-for-ten reverse stock split and disclose the percentage of your total issued and outstanding shares that are issuable in the transaction. Disclose if the transaction will result in a change of control of the company.

3. We note the disclosure in your most recent Form 10-K that you have no operating history as a mining company and that the mining properties on your balance sheet are recorded as an asset at $360,000. Please disclose whether the casino business transaction with Universal Entertainment SAS, Ltd. constitutes a material change to your business plan.

Authorized Shares, page 10

4. We note the statement "[w]e have no present plans, commitments, arrangements, understandings or agreements regarding issuance of additional shares of Common Stock." Please revise the disclosure to clarify the statement, given that you will be issuing shares of common stock as part of the Universal Entertainment SAS, Ltd. transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, at (202) 551-3329, or Brigitte Lippmann at (202) 551-3713 with any questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Robert Mottern, Esq.
        Investment Law Group of Davis Gillett Mottern & Sims, LLC